Asiamart, Inc.
Room 1508 Peninsula Square
18 Sung On Street
Hunghom, Kowloon, Hong Kong

April 9, 2009

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Ta Tanisha Meadows

Re:	Asiamart, Inc. Amendment to Form 8-K Filed March 2, 2009 File No. 000-27145

Dear Ms. Meadows:

On behalf of Asiamart, Inc. (the “Company” or “Registrant”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated March 5, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

1.
Please revise the first paragraph under item (a) to disclose the date Cordovano and Honeck LLP actually resigned rather than the effective date of the resignation. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

Response:   The Company has corrected its disclosure in Item 4.01 to state that its former auditor has been dismissed, rather than the former auditor having resigned.  The actual date of dismissal of February 26, 2009 has been set forth in Item 4.01.

2.
Please revise the first paragraph under item (b) to disclose the date you actually engaged ZYCPA Company Limited rather than the effective date of the engagement.  Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

Response:  The Company has revised its disclosure in Item 4.01(b) to provide that February 26, 2009 was the actual date that ZYCPA Company Limited was engaged.

U.S. Securities and Exchange Commission
April 9, 2009

3.
Please note that you are required file an updated letter from Cordovano and Honeck LLP stating whether the firm agrees with the statements made in an amendment filed in response to our comments and, if not, stating the respects in which the firm does not agree as an exhibit within two business days of its receipt or 10 business days after filing the amendment. Please acknowledge this obligation. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Response:  The Company has obtained an updated letter from its former auditor stating that the former auditor agrees with the statements made in Item 4.01 of the revised 8-K, a copy of which is enclosed and filed with the amended 8-K concurrently with this response letter.

The Company hereby acknowledges that: (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the foregoing filing, (b) the SEC staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours,

/s/ Sau Kwong Leung
Sau Kwong Leung Chief Operating Officer Asiamart, Inc.